UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

EXHIBIT

99.1	Press release dated March 14, 2021 - DLocal Limited Reports 2021 Fourth Quarter and Full Year Financial Results

99.2	DLocal Limited Consolidated Financial Statements as of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021

99.3	Annual Report 2021 - dLocal Reports 2021 Fourth Quarter & full year Financial results

99.4	dLocal Q4 & FY2021 Earnings Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Diego Cabrera Canay
Name:	Diego Cabrera Canay
Title:	Chief Financial Officer

Date: March 15, 2022